Exhibit 12.1

Plum Creek Timber Company, Inc.

Ratio of Earnings to Fixed Charges

		Years Ended December 31,
(In Millions)	6 Months Ended June 30, 2009	2008	2007	2006	2005	2004

Consolidated Pretax Income from Continuing Operations	$137	$193	$279	$328	$339	$366

Fixed Charges (per below)	80	158	155	140	119	119

Distributed Income of Equity Investees	25	—	—	—	—	—

Interest Capitalized	(1)	(1)	(1)	—	—	—

Earnings	$241	$350	$433	$468	$458	$485

Interest and Other Financial Charges	$78	$154	$151	$138	$118	$118

Interest Portion of Rental Expense	2	4	4	2	1	1

Fixed Charges	$80	$158	$155	$140	$119	$119

Ratio of Earnings to Fixed Charges	3.0	2.2	2.8	3.3	3.8	4.1